

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

April 28, 2009

Mail Stop 7010

<u>Via U.S. mail</u>

Jianhua Zhu
Chief Executive Officer
Lihua International, Inc.
c/o Lihua Holdings Limited
Houxiang Five Star Industry District
Danyang City, Jiangsu Province, PR China 212312

Re: **Lihua International, Inc.**
      Registration Statement on Form S-1 Amendment No.4
      Filed on: April 21, 2009
      File No.: 333-156120

Dear Mr. Zhu:

   We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>The Company, page 1</u>
<u>Corporate Structure, page 1</u>

1.   We note the revised diagram in response to comment one of our April 16, 2009 letter. The intent of our prior comment one was to provide the investors with a snap-shot of your corporate structure, having given effect to the various transactions disclosed throughout your registration statement. To help enhance the investors' understanding of your disclosures, please replace your footnote (1) disclosure with a diagram which provides an "After" picture of the corporate structure, assuming also the sale of the securities to be sold pursuant to this registration statement.

<u>Company Background, 2</u>

2.   We note your response to comment 2 of our April 16, 2009 letter, and in particular your response to bullet points 5 and 6. However, we continue to have

the following comments:

- It remains unclear what is intended by statements such as: proportionate legal ownership "should not be interpreted to mean "sole legal ownership," albeit indirectly of the PRC Subsidiaries", or that "some portion" of foreign ownership is not a violation of the PRC laws. Further, with respect to the consideration payable to the former shareholders of the PRC Subsidiaries for the sale of their equity interests to Lihua Holdings, you do not explain the basis pursuant to which one "waives" consideration without receiving any benefit in return.

- It remains unclear what the reasons are for structuring the transactions as you have. For example, rather than have the subsidiaries be acquired by Lihua Holdings in exchange for cash that is not paid, then having the former owners of the subsidiaries regain their interests in the companies by subscribing for additional shares from Magnify Wealth, it seems that the same result could have been achieved by merging the subsidiaries in to Lihua Holdings (or companies formed by it for the purpose of acquiring the subsidiaries) and then issuing shares of Magnify Wealth to the former owners in consideration of the transaction in the appropriate amounts. We assume that your structure reflects the requirements of your corporate or tax laws, or other laws of the PRC. If that is true, your disclosure should concisely but clearly explain how the structure of the transactions was designed to ensure compliance with applicable law.

- Further, while we understand that the overall structure of achieving consolidation of the PRC subsidiaries with the U.S. public shell company was driven by the PRC accounting rules and regulations, the disclosure needs to make clear what the differences between the legal and the accounting ramifications of the structure are to the extent that they do not overlap, so that the investors have a clear understanding of the impact that their investment would have on an accounting and on a legal basis. To that effect, your disclosure regarding "proportionate legal ownership" should be expanded to discuss what effect if any, the sale of securities pursuant to this registration statement will have on the indirect equity ownership of the PRC subsidiaries by Messrs. Zhu and Chu and EDC Europe, and how that effect may differ from an accounting perspective.

- Please further clarify the concept of the waiver and the basis for it, and confirm that while Lihua Electron was on record a 25% owner of Lihua Copper, it had not paid the required paid-in capital for its ownership in Lihua Copper. Footnote (2) of your response to our prior comment 2, found on page 3 of your response letter, is ambiguous on this point.

Management's Discussion and Analysis of Financial Conditions and Results of Operations, page 28
Liquidity and Capital Resources, page 30

Share-Based Payments, page 32

3. We note your response to our prior comment 9 and the consent filed as Exhibit 23.2 to the registration statement. We believe that the presentation of the information relating to Grant Sherman as appraisers and the basis for their valuation gives authority to their statements and your reliance upon them as experts.   Please see Section 7(a) of the Securities Act and Rule 436(b) of Regulation C. As such, please have Grant Sherman revise its consent to delete the second sentence and re-file the consent with the next amendment.

Business, page 38

Restructuring, page 40

4. We note your tabular presentations on page 40 and page 43 of the filing in response to our prior comment 11; however, as presented the disclosure does not enhance the investors' understanding of how the different transactions impact the ownership structure of the various entities. Please revise your disclosures as follows:

    - Include a separate "After" tabular presentation giving effect to the share transfer agreement as amended, and the subscription agreements for the benefit of Mr. Chu and Europe EDC (e.g. Magnify Wealth's ownership "After" all of the transactions have taken effect should not be disclosed as owned 100% by Mr. Chu).

    - In both "Before" and "After" tabular presentations include a new column titled "Lihua International". With respect to the "After" presentation, assume also the sale of all of the securities to be sold pursuant to the registration statement.

Security Ownership of Certain Beneficial Owners and Management, page 57

5. We note that you have extensively revised your footnote disclosure, in particular the prior footnote (6) disclosure related to the share transfer agreement and the

subscription agreements. Please revise current footnote (6) disclosure to correct the March 30, 2008 reference, and to add that pursuant to the March 7, 2009 amendment, Mr. Zhu can exercise <u>all</u> of the Option Shares. It is not clear why you have deleted disclosures related to the subscription agreements. Please advise or revise.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosure they have made.

Notwithstanding our comments, in the even the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Melinda Hooker, Staff Accountant, at (202) 551-3732 or Anne McConnell, Senior Staff Accountant, at (202) 551-3709 if you have any questions regarding financial statements and related matters. Please contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or me at (202) 551-3760 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: **Via Facsimile @ (212) 407-4990**
        Mitchell S. Nussbaum, Esq.
        Tahra T. Wright, Esq.
        Loeb & Loeb LLP
        345 Park Avenue
        New York, NY 10154